SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Allergy Research Group, Inc.

(Name of Subject Company)

Longhorn Acquisition Corp.

(Offeror)

a wholly-owned subsidiary

of

KI NutriCare, Inc.

(Parent of Offeror)

a wholly-owned subsidiary

of

Kikkoman Corporation

(Ultimate Parent of Offeror)

(Name of Person(s) Filing Statement)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

01849R

(CUSIP Number of Class of Securities)

Toshiyuki Onozuka

180 Vanderbilt Motor Parkway

Hauppauge, NY 11788

(631) 232-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Michael J. Kennedy, Esq.

Eric Sibbitt, Esq.

O’Melveny & Myers LLP

275 Battery Street

San Francisco, CA 94111

(415) 984-8700

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$19,506,046*	$766.59**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Allergy Research Group, Inc. at an offer price of $1.33 per share, with 14,666,200 shares issued and outstanding as of August 8, 2008. The calculation of the filing fee is based on Allergy Research Group, Inc.’s representation of its capitalization as of August 8, 2008.
**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00003930.

☒	Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $766.59

Form or Registration No.: Schedule TO-T

Filing Party: KI NutriCare, Inc., Longhorn Acquisition Corp. and Kikkoman Corporation

Date Filed: 8/12/2008

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transactions subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No.    01849R

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Longhorn Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,823,475(1)
	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 13,823,475(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,823,475(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 94.25%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Shares tendered in the Offer by 12:00 Midnight, New York City time, on Tuesday, September 9, 2008 (not including shares delivered through notices of guaranteed delivery).
(2)	Calculated based on 14,666,200 Shares issued and outstanding as of August 8, 2008, as represented by Allergy Research Group, Inc.

CUSIP No.    01849R

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KI NutriCare, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,823,475(1)
	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 13,823,475(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,823,475(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 94.25%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Shares tendered in the Offer by 12:00 Midnight, New York City time, on Tuesday, September 9, 2008 (not including shares delivered through notices of guaranteed delivery).
(2)	Calculated based on 14,666,200 Shares issued and outstanding as of August 8, 2008, as represented by Allergy Research Group, Inc.

CUSIP No.    01849R

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kikkoman Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,823,475(1)
	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 13,823,475(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,823,475(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 94.25%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Shares tendered in the Offer by 12:00 Midnight, New York City time, on Tuesday, September 9, 2008 (not including shares delivered through notices of guaranteed delivery).
(2)	Calculated based on 14,666,200 Shares issued and outstanding as of August 8, 2008, as represented by Allergy Research Group, Inc.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”), originally filed on August 12, 2008 by Longhorn Acquisition Corp., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of KI NutriCare, Inc. (“KI NutriCare”), a New York corporation and wholly-owned subsidiary of Kikkoman Corporation (“Kikkoman”), a corporation organized under the laws of Japan. This Amendment and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Allergy Research Group, Inc., a Florida corporation (the “Company”), at a purchase price of $1.33 per Share, to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser, KI NutriCare and Kikkoman.

The information set forth in the Offer to Purchase and Letter of Transmittal, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Items 4, 8 and 11.    Terms of the Transaction, Interest in Securities of the Subject Company and Additional Information

Item 4, Item 8 and Item 11 of Schedule TO are hereby amended and supplemented as follows:

The Offer concluded at 12:00 Midnight, New York City time, at the end of Tuesday, September 9, 2008. Based on information provided by Computershare Shareholder Services, Inc., the depositary for the Offer, approximately 13,823,475 Shares were tendered and not withdrawn in the Offer (not including shares tendered by notice of guaranteed delivery), which represent approximately 94.25% of the Company’s outstanding Shares. The Purchaser has accepted for payment all of the properly tendered Shares on September 10, 2008 and payment for such Shares has been or will be made promptly, in accordance with the terms of the Offer.

On September 10, 2008, KI NutriCare and the Company jointly issued a press release announcing the conclusion of the Offer. The press release is contained in Exhibit (a)(1)(I) of Schedule TO and the information set forth in the press release is incorporated herein by reference.

KI NutriCare’s acquisition of the Company is expected to be completed on September 12, 2008, upon the effectiveness of the merger of Purchaser with and into the Company under the short-form merger provisions of the Florida Business Corporation Act, without any further action by or vote of the Company’s shareholders (the “Merger”). At the effective time of the Merger each share that has not been tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to $1.33 per Share (other than shares held by the Company, Purchaser, KI NutriCare, any wholly-owned subsidiary of KI NutriCare, or by shareholders, if any, who properly exercise their appraisal rights under the Florida Business Corporation Act). As a result of the Merger, the Company will become a wholly-owned subsidiary of KI NutriCare.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Press Release issued by KI NutriCare, Inc. and Allergy Research Group, Inc. on September 10, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2008

LONGHORN ACQUISITION CORP.

By:		/s/ Kenichi Saito
	Name:	Kenichi Saito
	Title:	President

KI NUTRICARE, INC.

By:		/s/ Kenichi Saito
	Name:	Kenichi Saito
	Title:	President

KIKKOMAN CORPORATION

By:		/s/ Yuzaburo Mogi
	Name:	Yuzaburo Mogi
	Title:	Representative Director, Chairman of the Board, CEO

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated August 12, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on August 12, 2008. *

(a)(1)(H)	Press Release issued by KI NutriCare, Inc. and Allergy Research Group, Inc. on August 11, 2008.(1)

(a)(1)(I)	Press Release issued by KI NutriCare, Inc. and Allergy Research Group, Inc. on September 10, 2008.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2008, among Longhorn Acquisition Corp., KI NutriCare, Inc. and Allergy Research Group, Inc. *

(d)(2)	Tender and Support Agreement, dated as of August 8, 2008. *

(d)(3)	Mutual Non-Disclosure Agreement, dated as of March 12, 2008, between Kikkoman Corporation and Allergy Research Group, Inc. *

(d)(4)	Employment Agreement with Manfred Salomon, dated as of August 8, 2008. *

(d)(5)	Form of Employment Agreement. *

(d)(6)	Employment Separation and General Release Agreement with Dr. Stephen A. Levine, dated as of August 8, 2008. *

(d)(7)	Employment Separation and General Release Agreement with Susan Levine, dated as of August 8, 2008. *

(d)(8)	Non-Competition Agreement with Dr. Stephen A. Levine, dated as of August 8, 2008. *

(d)(9)	Non-Competition Agreement with Susan Levine, dated as of August 8, 2008. *

(d)(10)	First Amendment to Lease between Allergy Research Group, Inc. and Ariben Corporation dated August 8, 2008. *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to Schedule TO-C filed by the Purchaser on August 11, 2008.